Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	Nine Months Ended July 31,	October 31
	2025	2024	2023	2022	2021	2020

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	7,647	9,924	9,671	12,932	12,826	8,396
less: gain from investees	429	198	153	268	339	242

	7,218	9,726	9,518	12,664	12,487	8,154

Fixed charges	2,021	2,927	2,912	2,649	1,560	1,661

Earnings	9,239	12,653	12,430	15,313	14,047	9,815

Fixed charges
Interest expense	2,021	2,927	2,912	2,649	1,560	1,661

Fixed charges	2,021	2,927	2,912	2,649	1,560	1,661

Preference security dividend requirements(1)	539	594	544	330	300	240

Fixed charges and preferred dividends	2,560	3,521	3,456	2,979	1,860	1,901

Ratio of earnings to fixed charges	4.57	4.32	4.27	5.78	9.00	5.91

Ratio of earnings to combined fixed charges and preferred dividends	3.61	3.59	3.60	5.14	7.55	5.16

Including interest on deposits
Earnings
Income from continuing operations before income taxes	7,647	9,924	9,671	12,932	12,826	8,396
less: gain from investees	429	198	153	268	339	242

	7,218	9,726	9,518	12,664	12,487	8,154

Fixed charges	27,451	42,407	38,562	15,443	8,025	12,392

Earnings	34,669	52,133	48,080	28,107	20,512	20,546

Fixed charges
Interest expense	27,451	42,407	38,562	15,443	8,025	12,392

Fixed charges	27,451	42,407	38,562	15,443	8,025	12,392

Preference security dividend requirements(1)	539	594	544	330	300	240

Fixed charges and preferred dividends	27,990	43,001	39,106	15,773	8,325	12,632

Ratio of earnings to fixed charges	1.26	1.23	1.25	1.82	2.56	1.66

Ratio of earnings to combined fixed charges and preferred dividends	1.24	1.21	1.23	1.78	2.46	1.63

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred shares and other equity instruments.